ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 29, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549-3628

Attn:  David L. Orlic

Re:                             Adolor Corporation

Amendment No.4 to Schedule TO-T filed by Cubist Pharmaceuticals, Inc. and FRD Acquisition Corporation

Filed November 18, 2011

File No.  005-60253

Dear Mr. Orlic:

On behalf of our clients, Cubist Pharmaceuticals, Inc. (“Cubist”) and FRD Acquisition Corporation (“FRD” and together with Cubist, the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 28, 2011 (the “Comment Letter”), with respect to Amendment No. 4 to Schedule TO-T filed by the Company with the Commission on November 18, 2011 (SEC File No. 005-60253) (the “Schedule TO”) in connection with the offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Adolor Corporation (“Adolor”).

The responses contained herein are based upon information provided to Ropes & Gray LLP by the Company. Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by the Company’s response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).  In addition, the Company is simultaneously filing Amendment No. 6 to the Schedule TO with the Commission to amend the Schedule TO in response to the Comment Letter.

General

1.                                      We have referred your response to prior comment eight, regarding Rule 14e-5, to the Division of Trading & Markets.  Staff of that division will contact you with any further comments or requests for additional information.

Response:

The Company acknowledges the Staff’s comment.

2.                                      In response to prior comment 4, regarding the materiality of your financial statements, you state that you currently have cash, cash equivalents and short-term investments sufficient to meet all of your potential payment obligations with respect to the CPRs. We note that payment obligations with respect to the CPRs could arise as late as the year 2024 and that the CPR agreement does not provide for the escrow of any funds. Please tell us what consideration you gave to disclosing that:

a.                                     your financial condition could deteriorate such that you do not have the necessary cash or cash equivalents to make the required payments under the agreement;

b.                                     holders of the CPRs will have no greater rights against you than those accorded to general unsecured creditors under applicable law;

c.                                     the CPRs will be effectively subordinated in right of payment to all of your secured obligations to the extent of the collateral securing such obligations; and

d.                                     the CPRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of your subsidiaries.

Please also tell us what consideration you gave to disclosing the possible effects of a bankruptcy filing on your payment obligations with respect to the CPRs.

Response:

In response to the Staff’s comment the Company will revise the answer to the question “Is your financial condition relevant to my decision to tender in the Offer” set forth in the Summary Term Sheet on page vi of the Offer to Purchase to read as follows:

        “We do not believe our financial condition is relevant to your decision to tender your Shares in the Offer because:

•                                          we have sufficient funds available through our parent company, Cubist, to purchase all Shares validly tendered in the Offer;

•                                          the Offer is not subject to any financing condition;

•                                          the Offer is for all of the outstanding Shares of Adolor; and

•                                          as of September 30, 2011, Cubist, which has agreed to make any payments that may become payable with respect to the CPRs, had cash, cash equivalents and short term investments that exceeded the total maximum amount that may be payable at any time with respect to the CPRs and anticipates that it will continue to have cash, cash equivalents and short term investments that exceed the total maximum amount that may be payable at any time with respect to the CPRs.

While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares:

•                                          Cubist’s future financial condition could deteriorate such that Cubist would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CPRs;

•                                          holders of CPRs will have no greater rights against Cubist than those accorded to general unsecured creditors under applicable law;

•                                          the CPRs will be effectively subordinated in right of payment to all of Cubist’s secured obligations to the extent of the collateral securing such obligations;

•                                          the CPRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Cubist’s subsidiaries; and

•                                          the filing of a bankruptcy petition by, or on behalf of, Cubist, could prevent Cubist from making some or all payments that become payable with respect to the CPRs.

        See Section 10 “Source and Amount of Funds” of this Offer to Purchase.”

In response to the Staff’s comment the Company will also revise Section 10 — “Source and Amount of Funds” of the Offer to Purchase to read as follows:

“We estimate, based on the information provided by Adolor, that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the merger could be up to approximately $415 million, which consists of approximately $190 million in Closing Amounts in respect of the Shares and up to approximately $225 million in payments pursuant to the CPRs. Cubist currently has available to it, and Cubist will cause Purchaser to have, (a) at the time of the acceptance of Shares pursuant to the Offer (the “Acceptance Time”), sufficient unrestricted funds to pay the aggregate Closing Amount for all Shares validly tendered into the Offer, subject to the terms and conditions of the Offer and the

Merger Agreement, and (b) at the Effective Time, sufficient unrestricted funds to pay in full the aggregate upfront cash portion of the Merger Consideration, subject to the terms and conditions of the Merger Agreement.

In addition, as of September 30, 2011, Cubist had cash, cash equivalents and short term investments that exceeded the total maximum amount that may be payable at any time with respect to the CPRs and anticipates that it will continue to have cash, cash equivalents and short term investments that exceed the total maximum amount that may be payable at any time with respect to the CPRs; however, you should consider the fact that Cubist’s future financial condition could deteriorate such that Cubist would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CPRs.  Furthermore, you should also consider the fact that: (1) holders of CPRs will have no greater rights against Cubist than those accorded to general unsecured creditors under applicable law; (2) the CPRs will be effectively subordinated in right of payment to all of Cubist’s secured obligations to the extent of the collateral securing such obligations; (3) the CPRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Cubist’s subsidiaries; and (4) the filing of a bankruptcy petition by, or on behalf of, Cubist, could prevent Cubist from making some or all payments that become payable with respect to the CPRs.”

We have been authorized to confirm, on behalf of each of Cubist and FRD, that:

•                  each of Cubist and FRD is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it is the Staff’s position that each of Cubist and FRD may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 951-7921 with any questions or comments you may have.

Sincerely,

/s/ Paul M. Kinsella

Paul M. Kinsella

cc:	Tamara L. Joseph
Cubist Pharmaceuticals, Inc.